BIOPACK ENVIRONMENTAL SOLUTIONS INC.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong
Tel: 852.35865.1383

February 10, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	John Reynolds, Assistant Director

Dear Mr. Reynolds:

Re:	Biopack Environmental Solutions Inc. (the “Company” or “Pubco”)
Preliminary Revised Proxy Statement on Schedule 14A
Filed December 22, 2010
File No. 000-29981

                            We write in response to your letter dated January 25, 2011 with respect to the above-noted filing of the Company. We provide below our responses to your comments. We have also provided a blacklined copy of the Preliminary Schedule 14A showing the changes from our previous filing (attached as Schedule “A” to this letter). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Summary, page 1

1.

We note your response to comment one in our letter dated November 3, 2010. Please advise whether your page numbers appear at the top of each page instead of at the bottom. If they appear at the top, please revise the “Effects of Transaction” cross reference to make clear that it pertains to “Our Business to be Conducted after the Sale” on page 11, and revise page 11 to further clarify the effect of the transaction in terms of the assets and operations to be disposed.

Response:    We confirm that the page numbers appear at the top of each page. We revised the “Effects of Transaction” cross reference to “Our Business to be Conducted after the Sale” and revised the disclosure on page 11 to clarify the effect of the transaction in terms of the assets and operations to be disposed.

Past Contacts, Transactions or Negotiations . . . page 10

2.

We reissue comment three from our letter dated November 3, 2010. Your background discussion does not identify the “representatives from Will Spring.” Additionally, you do not discuss if and when the representatives of Will Spring made an offer; what the consideration and other terms would be; or whether Messrs. Lau, Webster and Ling negotiated for changes to the consideration or other terms. In this regard, it is unclear if the May 11, 2010 memorandum of understanding was preceded by an offer to purchase substantially all your assets for approximately $875,000. Please revise accordingly.

Response:    We revised page 10 of the Schedule 14A to reflect your comment.

3.

We note revised disclosure describing the role played by the April and June 2010 loans from the purchasers, including the statement that you believe without the loans you “would have been insolvent within a month or two at both the factory and public company levels.” It is unclear why your Management’s Discussion and Analysis in your Form 10-Q for the period ended June 30, 2010 does not address (i) your funding shortfalls in similar terms, (ii) the time during which the loans are expected to fund your operations or, (iii) if the loans will not fully address your funding shortfalls, what course of action you have taken or propose to take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K. Please advise.

Response:    While we have not specifically made this statement, our Management’s Discussion and Analysis (the “MD&A”) in our Form 10-Q for the period ended June 30, 2010 clearly addresses our funding shortfalls, which are consistent with this statement. We note that the “Liquidity and Capital Resources” section of the Form 10-Q for the period ended June 30, 2010 provides as follows:

“On June 30, 2010 we had cash and cash equivalents of $115,066, compared to $3,997 at December 31, 2009. We estimate that our operating expenses over the next 12 months will be approximately $75,000 per month. Therefore, we estimate that we will need approximately $900,000 over the next 12 months in order to continue our operations.”

However, we propose to file amended Form 10-Qs for the periods ended June 30, 2010 and September 30, 2010 to add the following paragraph in the “Liquidity and Capital Resources” section:

“The sale of all of the issued and outstanding shares of Roots Biopark Limited and Roots Biopack (Intellectual Property) Limited to Well Talent Technology Limited is a course of action that we propose to take to address our funding shortfalls. Also as discussed below under the section entitled “Cash Flow Provided by Financing Activities”, we obtained the loans from Well Talent and others to address our funding shortfalls. We expect our operating expenses would dramatically decrease after the sale of the subsidiaries to Well Talent as the factory operations historically represented the majority of the total operational expenses for our company (historically, the factory operations have accounted for approximately 65-66% of total operational expenses). We hope that removing the factory operations from our company would allow our company to continue operating more efficiently since we expect to concentrate on the sales, marketing and distribution activities without being responsible for the large expenses associated with the factory operations. If we cannot complete the sale, we hope to be able to source most of our funding shortfalls from our sales revenue during the next 12 months, but it is likely that we will be forced to wind up our factory operations with losses and our business will fail, and as a result, we are unlikely to continue as a going concern.”

Blacklined copies of amended Form 10-Qs showing the changes from the originally filed Form 10-Qs are attached as Schedule “B” and Schedule “C”, respectively. We propose to file the amended Form 10-Qs prior to mailing and filing of the Definitive Schedule 14A.

We also revised the Schedule 14A to revise the statement you mentioned to clarify that we would have been insolvent within a month or two at the factory level only.

Consideration, page 13

4.

We note the discussion of the shareholder dispute and the statement characterizing the trust agreement as subject to “approval and or clearance” by the Securities and Exchange Commission. Please revise to remove this statement, clarify that the SEC does not approve or clear such agreements, or advise.

Response:      We removed this statement to reflect your comment.

Unaudited Condensed Pro-forma Financial Statements, page F-1

Condensed Pro-forma Statements of Operations

5.

We note that you presented revenues, cost of sales, and other operating expenses on a pro forma basis. It appears that your discontinued operations include the operations related to substantially all of your assets. Please describe to us in detail the sales, marketing and distribution activities that generated the revenues, cost of sales, and other operating expenses from continuing operations, and explain to us why they were not included in discontinued operations in light of the fact that you are selling substantially all of your assets. In your response, explain whether the distribution activities were undertaken by the subsidiaries that are being sold.

Response:      The subsidiaries being sold, especially Roots Biopark Limited and Jiangmen Roots Biopack Ltd. (which owns the Jiangmen factory that manufactures our products) are responsible for production only. All sales, marketing and distribution activities are handled in Hong Kong, and are not undertaken by the subsidiaries that are being sold.

Therefore, the sales, marketing and distribution activities are not included in the discontinued operations, because the factory is responsible for production only. Once we dispose of the factory, continuing operations will remain the same, less the burn rate (manufacturing operations) of the factory.

The Hong Kong office (i.e. Biopack Environmental Limited), which is not being affected at all by the proposed sale, is responsible for all sales, marketing and distribution activities (and therefore the cost of sales, marketing and distribution activities that generate revenues). We can still operate efficiently without direct ownership of the factory, and can indeed have even more opportunities for diversification, growth and alternative market options without the burden of the factory and its expenses.

The Hong Kong office, which will represent continuing operations, is responsible for the following:

  Accounting - for the Hong Kong office and the Pubco, including invoicing, bookkeeping, accounting, budgeting, pricing, forecasting, internal control and accounts receivable and payable.

  Sales - Liaison with our distributors, and focus on ongoing efforts to expand into other countries and markets. This involves very close contact with our European distributor who is responsible for almost all of our sales. Our European distributor has a full time sales person dedicated to our company and product, and a team who is responsible for attending trade shows. Each year, the Hong Kong office and our distributor attend between 3-5 trade shows, mostly in Europe. We also accompany all clients or potential clients to the factory, and liaise all communication. No clients ever deal directly with the factory. We currently or did have customers in 12 European countries, North America, Hong Kong, Taiwan, South Africa and Brazil. Our ability to obtain and retain customers has been dramatically hampered though by our inability to guarantee supply, due to our failure to raise capital to finance our factory’s expansion and ongoing operations, which we believe is due to our significant shareholder dispute. Current factory production levels are unprofitable, and the lack of funds to expand means we cannot reach the economies of scale needed to achieve profitability.

  Marketing - within the Hong Kong office, we work with the distributor to produce renderings and drawings of new products that are being requested by customers. We design, modify and complete the specs, which upon satisfaction are sent to a mould factory for further modification. Over the past three years we have rendered over 260 drawings and been involved in the production of 18 samples moulds. The Hong Kong office was also responsible for the submit ion of all patents, certificates and regulatory packaging authorities approval processes. The office is also responsible for raising the company’s profile and product image.

  Distribution - The Hong Kong office instructs the factory what to produce and how much to produce. It then arranges for all shipping and transport to the distributors after the factory has sent the container to the domestic ocean port terminal. Invoicing and billing occurs through Hong Kong, and the Hong Kong office pays the factory for goods received (related to China accounting policy, which does not allow us to remit any more money to the factory, than the value of that which they have shipped. Any additional monies can only be remitted to the factory in the form of paid up capital, which must be applied for and approved before done).

Please refer to the pro forma financial statements for supporting documentation. Also as per the share purchase agreement and the distribution and sales agreement, we anticipate that we may be able to achieve positive gross margins from the sale of our products, once we fix the buying and selling price, from the factory and to our customers. This is also expected occur without the large operational expenses of the factory that the Pubco will no longer have to be responsible for, which will further allow us to be more operationally efficient and potentially profitable. Our pro forma financial statements show that without the factory, we would have been profitable at September 30, 2010.

6.

Since discontinued operations are reflected in your historical financial statements, the pro forma financial statements should present only the portion of the income statement through loss from continuing operations. Furthermore, it does not appear that you have identified any other adjustments to your historical statements of operations in arriving at your pro forma statements of operations. If there are no adjustments to your historical statements of operations, please remove the presentation of your pro forma statements of operations.

Response:     We revised the pro forma financial statements to reflect your comment.

Biopack Environmental Solutions Inc. Consolidated Financial Statements

7.

We note your response to comment 11 from our letter dated November 3, 2010 and the revisions included within your Consolidated Statements of Operations for the three and nine months ended September 30, 2010. The identification of discontinued operations in accordance with FASB ASC 205-20 requires retrospective reclassification for all prior periods presented in your proxy statement. Please revise your fiscal 2009 and 2008 consolidated financial statements to reflect the sale of RBL and its subsidiaries as discontinued operations consistent with your presentation within the statement of operations for the interim periods ended September 30, 2010.

Response:     We revised our fiscal 2009 and 2008 consolidated financial statements to reflect your comment. In addition, we proposed to file amended Form 10-K for the year ended December 31, 2009 to reflect your comment. A blacklined copy of amended Form 10-K showing the changes from the last Form 10-K/A filed is attached as Schedule “D”. We propose to file the amended Form 10-K prior to mailing and filing of the Definitive Schedule 14A.

          The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/ Sean Webster
Sean Webster
Chief Financial Officer